07025389

DYNO
Dyno Nobel

Dyno Nobel Limited
ACN 117 733 463
Level 24, AGL Centre
111 Pacific Hwy, North Sydney
NSW, 2060 Australia
Locked Bag 2113
Telephone: +61 2 9968 9000
Facsimile: + 61 2 9968 9530

The Securities and Exchange Commission
100 F Street, Street N.E.
Washington DC 20549
USA

Date 11/07/2007

SUPPL

Dear Sir or Madam,

REFERENCE: 34952
Dyno Nobel Limited – Filing Pursuant to Rule 12g3-2(b) Exemption

Pursuant to Rule 12g3-2(b) of the Securities and Exchange Act 1934, please find **enclosed** an announcement lodged with the Australian Stock Exchange.

Yours faithfully,

J Lyall-Anderson

Julianne Lyall-Anderson
Company Secretary
Phone: +612 9968 9000
e-mail: julianne.lyall-anderson@ap.dynonobel.com

PROCESSED
JUL 23 2007
THOMSON
FINANCIAL

dw 7/20

11 July 2007

Dyno Nobel Limited Completes Bookbuild for Dyno Nobel Step-up Preference Securities

Dyno Nobel Limited ("Dyno Nobel") today announced the successful completion of the Bookbuild for the Dyno Nobel Step-up Preference Securities ("Dyno Nobel SPS"). Dyno Nobel SPS are preferred units in the Dyno Nobel SPS Trust. The Dyno Nobel SPS Trust is a registered managed investment scheme (ARSN 126 167 459) and the responsible entity of the Dyno Nobel SPS Trust is Permanent Investment Management Limited (ABN 45 003 278 831, AFSL 235150) ("Issuer"). The offer of Dyno Nobel SPS is expected to raise A$300 million.

The Distribution Rate will be set at an Initial Margin of 2.00 percent over the 180 day Bank Bill Swap Rate on the Issue Date which is anticipated to be 1 August 2007.

As previously announced, the proceeds of the Offer will be used to pay down debt of the Dyno Nobel Group.

A replacement product disclosure statement ("PDS") dated 11 July 2007 was lodged with the Australian Securities and Investments Commission today.

Offer Now Open

The Shareholder Priority, Broker Firm and General Offers have now opened and are expected to close on 26 July 2006.

Investors wishing to apply for Dyno Nobel SPS should read and carefully consider the PDS, then complete and lodge the Application Form and Application Moneys in accordance with the instructions set out in section 3 of the PDS. The Application Form is attached to the PDS, which is available online at www.dynonobel.com or by phoning the Dyno Nobel SPS Information Line on **1800 502 497** (8.30am to 5.00pm Monday to Friday (AEST)). Application Moneys may be paid by cheque or online with BPAY®.

Further details on the Dyno Nobel SPS terms and conditions are contained in the PDS.

Indicative timetable for the Offer

Replacement Product Disclosure Statement lodged with ASIC	11 July 2007
Offer Opening Date	11 July 2007
Offer Closing Date	26 July 2007
Issue Date	1 August 2007
Dyno Nobel SPS commence trading on ASX on a deferred settlement basis	1 August 2007
Dyno Nobel SPS commence trading on ASX on a normal settlement basis	6 August 2007
First Distribution Payment Date	31 December 2007
First Remarketing Date	30 June 2010

These dates are indicative only and are subject to change. The Issuer has the right to extend the Closing Date, to close the Offer early without notice or to withdraw the Offer at any time prior to the issue of Dyno Nobel SPS. Accordingly, investors are encouraged to submit their Application Forms as soon as possible after the Opening Date. If the Closing Dated is extended, the subsequent dates may also be extended.

Structurer, Lead Manager and Bookrunner

Macquarie Equity Capital Markets Limited has been appointed as Structurer, Lead Manager and Bookrunner to the Offer.

Syndicate

Credit Suisse (Australia) Limited has been appointed as Co-Lead Manager to the Offer. Co-Managers to the Offer are:

- ABN AMRO Morgans Limited
- ANZ Securities Limited
- Bell Potter Securities Limited
- Grange Securities Limited
- Macquarie Equities Limited
- National OnLine Trading Limited

For further information please call the Dyno Nobel SPS Information Line on 1800 502 497.

-ENDS-

For media enquires contact: Sonja Kukec, Dyno Nobel 0437 766 483; Gloria Barton, Cannings 0413 520 603; or Peter Brookes, Cannings 0407 911 389.

Background

Dyno Nobel (ASX – DXL) is a leading supplier of industrial explosives and blasting services to the mining, quarrying, seismic and construction industries. Dyno Nobel is the market leader in North America - the largest explosives market in the world - and the second largest supplier in Australia - the third largest explosives market in the world. Dyno Nobel traces its roots back to Alfred Nobel, the inventor of the detonator and dynamite, and since the 1920s has focused on the commercial development of industrial explosives.

Dyno Nobel employs more than 3,300 people and has 36 manufacturing facilities in Australia, Canada, the US, Mexico, Indonesia and Papua New Guinea. Dyno Nobel has a market capitalisation of approximately A$2 billion. Dyno Nobel is renowned for its excellent safety performance and as a provider of innovative explosive products and services, which together deliver groundbreaking performance for its customers.

DYNO
Dyno Nobel

Dyno Nobel Limited
ACN 117 733 463
Level 24, AGL Centre
111 Pacific Hwy, North Sydney
NSW, 2060 Australia
Locked Bag 2113
Telephone: +61 2 9968 9000
Facsimile: + 61 2 9968 9530

The Securities and Exchange Commission
100 F Street, Street N.E.
Washington DC 20549
USA

Date 11/07/2007

Dear Sir or Madam,

REFERENCE: 34952
Dyno Nobel Limited – Filing Pursuant to Rule 12g3-2(b) Exemption

Pursuant to Rule 12g3-2(b) of the Securities and Exchange Act 1934, please find **enclosed** an announcement lodged with the Australian Stock Exchange.

Yours faithfully,

J Lyall-Anderson

Julianne Lyall-Anderson
Company Secretary
Phone: +612 9968 9000
e-mail: julianne.lyall-anderson@ap.dynonobel.com

11 July 2007

Correct close date for offers in Dyno Nobel Step-up Preference Securities

Dyno Nobel advises that the correct closing date for Shareholder Priority, Broker Firm and General Offers in Dyno Nobel Step-up Preference Securities is **26 July 2007**.

-ENDS-

For media enquires contact:

Sonja Kukec, Dyno Nobel 0437 766 483

Gloria Barton, Cannings 0413 520 603

Peter Brookes, Cannings 0407 911 389

Background

Dyno Nobel

Dyno Nobel (ASX – DXL) is a leading supplier of industrial explosives and blasting services to the mining, quarrying, seismic and construction industries. Dyno Nobel is the market leader in North America - the largest explosives market in the world - and the second largest supplier in Australia - the third largest explosives market in the world.

Dyno Nobel employs more than 3,500 people and has 36 manufacturing facilities in Australia, Canada, the US, Indonesia, Mexico and Papua New Guinea. Dyno Nobel has a market capitalisation of approximately AU$2 billion. Dyno Nobel is renowned for its excellent safety performance and as a provider of innovative explosive products and services, which together deliver groundbreaking performance for its customers.

END